UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         BERKSHIRE REALTY COMPANY, INC.
                         ------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   084710 10 2
                                   -----------
                                 (CUSIP Number)

                              James M. Dubin, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                            New York, New York, 10019
                                 (212) 373-3000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 5, 1999
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 250.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084710 10 2                                                          2
          -----------

         The Berkshire Companies Limited Partnership ("BCLP"), KGP-1, Incorporated ("KGP-1"), KGP-2, Incorporated ("KGP-2"), Douglas Krupp and George Krupp (collectively, the "Reporting Parties") hereby amend the report on
Schedule 13D filed by the Reporting Parties on March 4, 1999 in respect of the common stock, par value $.01 per share, of Berkshire Realty Company, Inc., a Delaware corporation (the "Schedule 13D"), as set forth below.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended by adding the following paragraph to the end thereof:

         On March 5, 1999, Whitehall, Blackstone and Douglas Krupp (on behalf of himself and the other Reporting Parties) amended the Formation Letter by amending and restating the "Summary of Terms" attached thereto. Such amendment is attached hereto as Exhibit 6.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by adding the following paragraph to the end thereof:

         On March 5, 1999, Aptco delivered a letter to the Company's financial advisor which amended the proposal contained in the Offer Letter by (i) increasing the Cash Price from $11.05 to $12.05 per share/OP Unit, (ii) increasing, from 6% per annum to 7 1/2% per annum, the rate at which cumulative preferred distributions of available cash payable to holders of OP Units who elect to receive senior preferred equity interests in Aptco ("Class A Interests") in exchange for their OP Units would accrue, (iii) providing that, at any time from and after the fifth anniversary of the closing of the Proposed Transactions, holders of OP Units electing to receive Class A Interests will have the right to cause Aptco to purchase such Class A Interests at a price equal to the liquidation preference thereof (i.e., the Cash Price) and (iv) extending the expiration time of the proposal set forth in the Offer Letter (as so amended) to 5:00 p.m. on March 8, 1999. Such amendment to the Offer Letter is attached hereto as Exhibit 7.

Item 7.  Material to be Filed as Exhibits.

         The Exhibit Index incorporated by reference in Item 7 of the Schedule 13D is hereby amended by adding the following to the end thereof:

         6. Amendment to Formation Letter, dated March 5, 1999, among Douglas Krupp, Whitehall and Blackstone.

         7. Amendment to Offer Letter, dated March 5, 1999.

                                   Signatures

         After reasonable inquiry and to the best of the undersigned|s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 1999

                                 THE BERKSHIRE COMPANIES LIMITED PARTNERSHIP

                                 By: KGP-1, INCORPORATED,
                                     its General Partner

                                     By: /s/ Douglas Krupp
                                     ---------------------
                                     Name:  Douglas Krupp
                                     Title: President


                                 KGP-1, INCORPORATED

                                 By: /s/ Douglas Krupp
                                 ---------------------
                                 Name:  Douglas Krupp
                                 Title: President


                                 KGP-2, INCORPORATED

                                 By: /s/ Douglas Krupp
                                 ---------------------
                                 Name:  Douglas Krupp
                                 Title: President


                                 /s/ Douglas Krupp
                                 -----------------
                                 Douglas Krupp


                                         *
                                 -----------------
                                 George Krupp


                                 * By: /s/ Douglas Krupp
                                 -----------------------
                                 Name: Douglas Krupp
                                 Title: Attorney-in-fact